Exhibit 99.1

Cardiome to hold second quarter 2014 financial results conference call on August 11

NASDAQ: CRME, TSX: COM

VANCOUVER, Aug. 5, 2014 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it will report financial results for the second quarter ended June 30, 2014 on the morning of Monday, August 11, 2014. Cardiome will hold a conference call and webcast at 8:00 a.m. Eastern (5:00 a.m. Pacific) on that day to discuss the results.

To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 04422550. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through September 8, 2014. Please dial 416-764-8677 or 888-390-0541 and enter code 422550# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: Cardiome Investor Relations, (604) 676-6993 or Toll Free: 1-800-330-9928, Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 13:00e 05-AUG-14